Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended December 31,					Six Months Ended June 30, 2012
	2007	2008	2009	2010	2011
Fixed charges (1)
Interest expense	$37.4	$39.8	$45.9	$49.3	$24.5	$1.3
Amortization of debt issuance costs	0.7	0.5	1.0	1.0	0.3	—
Portion of rental expense representative of interest	63.1	45.5	41.9	45.6	50.4	27.2

Total fixed charges	$101.2	$85.8	$88.8	$95.9	$75.2	$28.5

Earnings (2)
Income (loss) from continuing operations before income taxes	$1.4	$33.6	$85.2	$20.2	$122.8	$92.8
Fixed charges per above	101.2	85.8	88.8	95.9	75.2	28.5
Capitalized interest	(1.8)	(0.2)	(1.0)	(1.5)	(2.9)	(1.3)

Total earnings as adjusted	$100.8	$119.2	$173.0	$114.6	$195.1	$120.0
Deficiency of earnings to fixed charges	—	—	—	—	—	—
Ratio of earnings to fixed charges (3)	—	1.4x	1.9x	1.2x	2.6x	4.2x

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense.
(2)	“Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.
(3)	For fiscal 2007, earnings were insufficient to cover fixed charges by $0.4 million.